Exhibit 99.1

FERRARI TO ANNOUNCE FIRST QUARTER 2023 FINANCIAL RESULTS ON MAY 4

Maranello (Italy), April 5, 2023 - Ferrari N.V. (“Ferrari”) (NYSE/EXM: RACE) announced today that its financial results for the first quarter of 2023 will be released on Thursday, May 4, 2023.

A live audio webcast and conference call of the 2023 Q1 results will begin at 2:00 p.m. BST / 3:00 p.m. CEST / 9:00 a.m. EDT on Thursday, May 4.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at https://www.ferrari.com/en-EN/corporate prior to the event. Please note that registering in advance is required to access the conference call details. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (https://www.ferrari.com/en-EN/corporate) for two weeks after the call.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977